UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11037

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Savings Program for Employees of Praxair Puerto Rico B.V. and
Its Participating Subsidiary Companies
P.O. Box 307
Gurabo, Puerto Rico 00778

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

This report consists of 12 pages.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Financial Statements and
Supplemental Schedule
December 31, 2003 and 2002

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford CT 06901
Telephone (203) 539 3000
Facsimile (817) 207 3999

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Savings Program for Employees of
Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the "Plan") at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 24, 2004

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Statements of Net Assets Available for Benefits
At December 31, 2003 and 2002

	2003	2002
Assets		
Investments (Note 4)		
Participant directed	$ 1,641,358	$ 1,189,210
Nonparticipant directed	948,724	690,950
Participant loans	169,794	25,375
	2,759,876	1,905,535
Receivables		
Employer contributions receivable	23,317	-
Dividend receivable	797	3,746
Other	-	8
Total receivables	24,114	3,754
Liabilities		
Participant loans payable	-	21,861
Net assets available for benefits	$ 2,783,990	$ 1,887,428

The accompanying notes are an integral part of the financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Statement of Changes In Net Assets Available for Benefits
For the Year Ended December 31, 2003

Additions to net assets		
Contributions		
Participant	$	260,315
Employer		192,534
		452,849
Investment income		
Dividends		35,638
Interest		145
		35,783
Net appreciation in fair value of investments (Note 4)		532,385
Total additions to net assets		1,021,017
Deductions from net assets		
Benefit payments to participants		101,846
Administrative fees		22,609
Total deductions from net assets		124,455
Increase in net assets		896,562
Net assets available for benefits		
Beginning of year		1,887,428
End of year	$	2,783,990

The accompanying notes are an integral part of the financial statements.

Note 1 - Inception of the Plan

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the "Plan") was established on March 1, 1995. At that time, Praxair Puerto Rico B.V. executed an agreement with Banco Popular de Puerto Rico ("Banco Popular") to adopt the Banco Popular de Puerto Rico Master Defined Contribution Retirement Plan.

Note 2 - Description of the Plan

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies is a tax-qualified retirement plan. The following is a general description of the Plan. Participants should refer to the Plan document for a complete description of the Plan's provisions. The following information may not apply to employees covered under bargaining unit agreements.

General

The Plan is a defined contribution plan and is administered by Praxair Puerto Rico B.V. (the "Administrator"). The Trustee and record keeper of the Plan's assets is Banco Popular.

Eligibility

All employees employed on the effective date of March 1, 1995 were automatically eligible to participate in the Plan. Any employee hired after that date must meet certain requirements.

An employee of Praxair Puerto Rico B.V. is eligible to participate in the Plan if he or she is a minimum of 18 years of age and has completed 90 days of service.

Contributions

Participant's contributions to the Plan are made through payroll deductions. Plan participants generally may elect to contribute up to 10% of their compensation on either a before-tax or after-tax basis. Participant's before-tax contributions are limited, however, to the lesser of 10% of their compensation or an annual statutory amount, which amounted to $8,000 in 2003 and 2002.

Praxair Puerto Rico B.V.'s matching contributions are made to participants' accounts, in the form of Praxair common stock, in an amount equal to 70% of the first 2.5% of participants' compensation contributed to the Plan and 40% of the next 5% of participants' compensation contributed to the Plan.

Vesting

Employees are at all times fully vested in their own contributions, company contributions, and rollover contributions. In the event of termination of employment with Praxair Puerto Rico B.V., Plan participants receive all amounts credited to their accounts.

Investment Options
Each participant directs the investment of his or her funds among the following options.

- Strong Government Securities Fund (This fund was replaced by PIMCO Total RET Admin effective October 2003.)
- Equity Investment Fund
- Federated Investor Max-Cap Fund
- Fidelity Equity Income II Fund
- PIMCO Total Ret Admin (This Fund replaced the Strong Government Securities Fund effective October 2003.)
- Federated Government Obligation
- Praxair, Inc. Common Stock Fund

Participants may change the amount or the investment direction of their contributions at any time.

Withdrawals and Distributions
Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Generally, more than one withdrawal from the Plan in any twelve-month period results in the suspension of Praxair matching contributions for various periods (as defined in the Plan's provisions). Withdrawals payable to employees were $0 and $21,861 at December 31, 2003 and 2002, respectively. Mandatory distributions from the Plan are required starting April 1 of the year following that in which a participant attains age 70 1/2.

Loans
The Plan generally permits participants to borrow from their accounts up to the lesser of $50,000 or fifty percent of their account balances. Certain other restrictions apply, as defined in the Plan's provisions. Participants are permitted to have only one loan outstanding at any time.

Loans may be repaid during fixed terms not to exceed five years (longer for loans used to purchase a primary residence). Principal and interest is paid ratably through payroll deductions. Interest rates on loans were set at a market rate of 9% for 2003 and 2002 with future rates determined by the market.

Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at a time determined by the Administrator. However, the forfeiture will be restored to the Plan if such participant subsequently makes a valid claim for the benefit.

Plan Termination
Although it has not expressed any intent to do so, Praxair Puerto Rico B.V. has the right under the Plan's provisions to terminate the Plan, at the sole discretion of Praxair Puerto Rico B.V. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 3 - Summary of Significant Accounting Policies

Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Participant's Account Activity
Participant's accounts are credited with participant contributions, contributions from Praxair Puerto Rico B.V. and an allocation of Plan earnings, based on participants' account balances, and charged for withdrawals.

Basis of Reporting Investments
Plan investments are reported at market value, based upon quoted market prices, except for loans to participants, which are carried at face value.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 4 – Investments

Individual investments held by the Plan that exceed five percent of the Plan's net assets available for benefits at December 31, 2003 and 2002, respectively, are noted below:

	2003	2002
Praxair, Inc. Common Stock Fund	$ 1,807,318	$ 1,265,683
Fidelity Equity Income II Fund	$ 338,818	$ 255,054
Federated Investor Max-Cap Fund	$ 231,666	$ 178,350
PIMCO Total Ret Admin	$ 195,021	*
Participants' Promissory Notes and Loans	$ 169,794	*
Strong Government Securities Fund	*	$ 171,658

* Not applicable

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $532,385 as follows:

	Year ended December 31, 2003
Praxair, Inc. Common Stock Fund	$408,668
Mutual Funds	122,907
U.S. Government Securities	810
	$532,385

Note 5 - Non-Participant Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	2003	2002
Net Assets:		
Praxair, Inc. Common Stock Fund (employer match)	$ 948,724	$ 690,950

	Year ended December 31, 2003
Changes in Net Assets:	
Contributions	$ 100,834
Dividends	19,805
Net Appreciation	226,496
Benefits Paid to Participants	(89,361)
	$257,774

Note 6 - Tax Status

The Plan is intended to qualify under sections 165(a), (e), and (g) of the Puerto Rico Income Tax Act of 1954 and to comply with all applicable requirements of both Title I of the Employee Retirement Income Security Act of 1974 and the Puerto Rico Income Tax Act of 1954. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with such requirements.

Note 7 - Plan Expenses

Transfer taxes and other costs and expenses, if any, except administrative costs of Praxair, Inc. associated with the sale and transfer of Praxair, Inc. common stock, are deducted from the sale proceeds or charged to the participant account (for purchases). For the years ended December 31, 2003 and 2002, Praxair Puerto Rico B.V. paid all costs of Plan administration and bore the expenses of collecting and distributing amounts from and to the participants.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Schedule H, line 4i – Schedule of Assets
(Held at End of Fiscal Year)

(a)	(b) Identity of issue, borrower, lessor of similar party	(c) description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Praxair, Inc.	Praxair, Inc. Common Stock Fund*	$ 1,104,343	$ 1,807,318
	Fidelity Mgt Trust Co	Fidelity Equity Income II Fund	341,975	338,818
	Federated Investors	Federated Investor Max-Cap Fund	216,644	231,666
	PIMCO Advisors	PIMCO Total Ret Admin	196,106	195,021
	Banco Popular PR	Banco Popular Puerto Rico Time Deposit*	16,173	16,173
	Fidelity Mgt Trust Co	Federal Government Obligations	930	930
	Strong Capital Mgt	Strong Government Securities Fund	157	156
	Participant Loans	9% *	169,794	169,794
		Total assets held for investment purposes	$ 2,046,122	$ 2,759,876

* Related party

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Date: June 24, 2004

By: /s/ Patrick M. Clark
Patrick M. Clark
Vice President and Controller
Praxair, Inc.
(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of Praxair, Inc. of our report dated June 24, 2004 relating to the financial statements of The Savings Program for Employees of Praxair Puerto Rico B.V. and its Participating Subsidiary Companies, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Stamford, CT
June 24, 2004